* * * * *

STOCK EXCHANGE AGREEMENT

by and between

National Health & Safety Corp.

and

Alternative Delivery Solutions, Inc.

And

Clark R. Doyal
James D. Schell
Greg Danna
Jim and Vickie Foster, JTWROS
George Pjura
ADS Equity Partners, LP
Charles M. Preston
Clyde J. Berg
DoorDrop, LP
Austin Capital, LLC
("ADS Shareholders")

* * * * *

September ____, 2002

STOCK EXCHANGE AGREEMENT

This Stock Exchange Agreement, dated as of September ____, 2002 (this "Agreement"), is made and entered into by and between National Health & Safety Corp., a Utah corporation, having its principal office at 3811 Bee Cave Road, Suite 210, Austin, Texas 78746 ("NHLT" or the "Company"), Alternative Delivery Solutions, Inc., a Texas corporation, having its principal offices at 10942 Wye Drive; Suite 203, San Antonio, Texas ("ADS"), Clark R. Doyal, James D. Schell, Greg Danna, Jim and Vickie Foster, JTWROS, George Pjura, ADS Equity Partners, LP, Charles M. Preston, Clyde J. Berg, Austin Capital, LLC and DoorDrop, LP (known collectively as "ADS Shareholders").

RECITALS:

A.   The Company desires to purchase and each and all of the ADS Shareholders desire to sell all of the issued and outstanding shares of common stock of ADS, and rights to receive ADS stock, in a stock for stock exchange that would qualify as a tax-free reorganization under Section 368(a)(1)(B) of the Internal Revenue Code (the "IRC"), on the terms and conditions set forth in this Agreement. This Agreement is not intended to constitute a share exchange pursuant to Article 5.02 of the Texas Business Corporation Act.

B.   The respective Boards of Directors of the Company and ADS have adopted resolutions approving and adopting the proposed plan of exchange (the "Exchange") upon the terms and conditions hereinafter set forth in this Agreement.

C.   The ADS Shareholders listed on Schedule 1 hereto hold _____ (____,000) shares of ADS's Common Stock and Austin Capital, LLC holds _____ warrants entitling it to purchase _____ shares of ADS Common Stock (the "ADS Shares"). The attached Schedule 1 sets forth the holdings of each ADS Shareholder opposite their respective names on said Schedule 1, which shares represent all of the issued and outstanding shares of common stock of ADS, taking into account all dilution.

NOW, THEREFORE, the parties hereto, intending to be legally bound, agree as follows:

ARTICLE 1
THE EXCHANGE

1.1   The Exchange. Upon the terms and subject to the conditions hereof, at the Closing (as hereinafter defined) the ADS Shareholders will sell, convey, assign, transfer and deliver to the Company stock certificate(s), properly endorsed, representing the ADS Shares, and the Company will issue to the ADS Shareholders, in exchange for the ADS Shares, stock certificates representing an aggregate of Seventy Five Percent (75%) of its common stock on a fully diluted and fully converted basis, as of the Closing Date after the issuance of the shares issued pursuant to this Agreement (the "Company Shares") The number of Company Shares to be exchanged and the exchange rate per share of ADS common stock will be determined by multiplying the total number of shares of Common Stock of the Company outstanding immediately prior to Closing (fully diluted and based on the Closing Certificate provided by the Company and its officers) by three (3).

1.2   Closing. The closing of the Exchange (the "Closing") shall take place the sooner of December 31, 2002, or as soon as the conditions set forth in Article 6 have been satisfied or waived. Such date is herein referred to as the "Closing Date." Subject to the provisions of Article 6, the failure to consummate the Exchange on the date and time determined pursuant to this Section 1.2 will not result in the termination of this Agreement and will not relieve any party of any obligation hereunder.

1.3   Termination Date. Pursuant to Article 7.2, this Agreement shall terminate on January 1, 2003 (the "Termination Date") and the parties will have no further obligations to the other to effectuate a Closing, unless Company and ADS consent and agree to extend the Termination Date for a period not to exceed ninety (90) days. In order to extend the Termination Date, Company and ADS must obtain the written consent of three of the following, which are collectively referenced herein as the "Investors":

(a)   DoorDrop, LP
        701 Brazos St., Suite 960
        Austin TX, 78701

        Gavin Gray Holdings, Inc., its general partner
        Gavin Gray, President

(b)   ADS Equity Partners, LP
        3811 Bee Cave Road; Suite 210
        Austin, Texas 78746

        General Partner(s)
        First Advisors, Inc., Gary Davis, President
        Austin Capital, LLC, Bryan Forman, Manager

(c)   Charles M. Preston
        600 Congress
        Austin, Texas 78746

(d)   Clyde J. Berg
        Care Of Charles M. Preston
        600 Congress
        Austin, Texas 78746

ARTICLE 2

REPRESENTATIONS AND WARRANTIES OF ADS AND THE ADS SHAREHOLDERS

A.   ADS hereby represents and warrants to the Company as follows:

2.1   <u>Organization</u>. ADS has been duly incorporated, is validly existing as a corporation and is in good standing under the laws of its state of incorporation, and has the requisite corporate power and specific board and shareholder authority to carry on its business as now conducted.

2.2   <u>Capitalization</u>. The authorized capital stock of ADS consists of 500,000 shares of common stock, no par value, of which _____ shares are issued and outstanding, and no shares of preferred stock. All of the issued and outstanding shares of common stock are duly authorized, validly issued, fully paid, non-assessable and free of preemptive rights. Save and except the Austin Capital Warrant(s) (as hereinafter defined in Section 5.7) issued pursuant to ADS's engagement agreement with Austin Capital, LLC (the "Austin Capital Agreement"), there are no outstanding or authorized options, rights, warrants, calls, convertible securities, rights to subscribe, conversion rights or other agreements or commitments to which ADS is a party or which are binding upon ADS providing for the issuance or transfer by ADS of additional shares of its capital stock and ADS has not reserved any shares of its capital stock for issuance, nor are there any outstanding stock option rights, phantom equity or similar rights, contracts, arrangements or commitments. There are no voting trusts or any other agreements or understandings with respect to the voting of ADS's capital stock, other than as specifically set forth herein. There are no dividends declared and unpaid on any of the ADS Shares.

2.3   <u>Certain Corporate Matters</u>. ADS is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction in which the ownership of its properties, the employment of its personnel or the conduct of its business requires it to be so qualified, except where such failure would not have a material adverse effect on ADS's financial condition, results of operations or business. ADS has full corporate power and authority and all authorizations, licenses and permits necessary to carry on the business in which it is engaged and to own and use the properties owned and used by it, and the conduct of such business by ADS is not in contravention of any covenant, agreement, or other obligation of ADS or the ADS Shareholders.

2.4   <u>Authority Relative to this Agreement</u>. ADS has the requisite corporate power and authority to enter into this Agreement and to carry out its obligations hereunder. The execution, delivery and performance of this Agreement by ADS and the consummation by ADS of the transactions contemplated hereby have been duly authorized by the Board of Directors of ADS and, except for approval by the ADS Shareholders, no other actions on the part of ADS are necessary to authorize this Agreement or the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by ADS and constitutes a valid and binding agreement of ADS, enforceable against ADS in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency or other similar laws affecting the enforcement of creditors' rights generally or by general principles of equity.

2.5   Consents and Approvals; No Violations. No filing with, and no permit, authorization, consent or approval of, any third party, public body or authority is necessary for the consummation by ADS of the transactions contemplated by this Agreement. Neither the execution and delivery of this Agreement by ADS nor the consummation by ADS of the transactions contemplated hereby, nor compliance by ADS with any of the provisions hereof, will (a) conflict with or result in any breach of any provisions of the Certificate of Incorporation or Bylaws of ADS, (b) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, contract, agreement or other instrument or obligation to which ADS is a party or by which it or its properties or assets may be bound or (c) violate any order, writ, injunction, decree, statute, rule or regulation applicable to ADS, or any of its properties or assets, except in the case of clauses (b) and (c) for violations, breaches or defaults which are not in the aggregate material to ADS taken as a whole.

2.6   Disclosure. The representations and warranties and statements of fact made by ADS in this Agreement are, as applicable, accurate, correct and complete and do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements and information contained herein not false or misleading.

B.   The ADS Shareholders, individually and severally with respect to the ADS Shares held by such ADS Shareholder, but not jointly, each respectively represent and warrant as follows:

2.7   Ownership by ADS Shareholders. Such ADS Shareholder is the owner of record of the number of fully paid and non-assessable shares of common stock of ADS set forth opposite his/her name on the attached Schedule 1 and is transferring those shares to the Company free and clear of any liens or encumbrances. No person other than the ADS Shareholder owns any right, title or interest in the ADS Shares being transferred to the Company. Such ADS Shareholder has no basis to claim any share amount other than what is listed, whether it be by reason of employment, contract, options, warrants, share issuance, verbal agreement, or other contract or arrangement.

2.8   Authorization. Such ADS Shareholder has full power and authority to enter into this Agreement, and this Agreement constitutes a valid and legally binding obligation of such ADS Shareholder, enforceable against the ADS Shareholder in accordance with its terms.

2.9   Investment Intent. Such ADS Shareholder represents that the shares of common stock being acquired under this Agreement are being acquired for investment purposes only, and not with a view to reselling the shares or dividing participation in those shares with others, except as permitted by law. Such ADS Shareholder represents that he/she/it has no present intent to resell or otherwise dispose of all or any part of these shares. Such ADS Shareholder acknowledges that the shares being received in the Exchange have not been registered under the Securities Act of 1933 (the "Act"). The Company may require, as a condition of the subsequent sale or transfer of the Company Shares, an opinion of counsel that the sale or transfer would be pursuant to an effective registration statement under the Act or pursuant to an exemption from such registration requirements. Such ADS Shareholder acknowledges that the Company Shares to be received in the Exchange shall be stamped with a legend in substantially the following form:

"The shares represented by this Certificate have not been registered under the Securities Act of 1933 (the "Act") and are "restricted securities" as that term is defined in Rule 144 under the Act. These shares may not be offered for sale, sold, or otherwise transferred except pursuant to the effective registration statement under the Act, the availability of which is to be established to the satisfaction of the Company."

       2.10   <u>Disclosure of Information</u>. Each ADS Shareholder represents that he, she or it (i) has carefully reviewed the representations concerning the Company contained in this Agreement and other information provided to the ADS Shareholder on behalf of the Company and (ii) had adequate opportunity to ask questions and receive answers from the company regarding the terms and conditions of the Exchange and the assets, prospects and financial condition of the Company.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to ADS as follows:

       3.1   <u>Organization</u>. The Company is a corporation duly organized, validly existing and in good standing under the laws of Utah, and has the requisite corporate power to carry on its business as now conducted.

       3.2   <u>Capitalization</u>. The Company's capitalization was, on June 30, 2002, as set forth in its Form 10-QSB for the quarter ended June 30, 2002. All issued and outstanding shares of the Company Common Stock are duly authorized, validly issued, fully paid, non-assessable and free of preemptive rights. When issued, the Company Shares will be duly authorized, validly issued, fully paid, non-assessable and free of preemptive rights. Additionally, the Company has reserved and anticipates issuing options to purchase up to 25,000,000 shares of Company Common Stock as compensation for services. Further, the Company expects that certain debt obligations owed by the Company to insiders and employees, among others, will be converted into up to 71,000,000 shares of Company Common Stock; however, the exact amount of Company Common Stock issued in conversion of this debt is unknown at this time, and will only be known when the Company's Board of Directors determines and approves a conversion price. Except as set forth above and/or in the Company's Form 10-QSB dated June 30, 2002, with the SEC, there are no outstanding or authorized options, rights, warrants, calls, convertible securities, rights to subscribe, conversion rights or other agreements or commitments to which the Company is a party or which are binding upon the Company providing for the issuance by the Company or transfer by the Company of additional shares of the Company's capital stock and the Company has not reserved any shares of its capital stock for issuance, nor are there any outstanding stock option rights, phantom equity or similar rights, contracts, arrangements or commitments. There are no voting trusts or any other agreements or understandings with respect to the voting of the Company's capital stock.   At or prior to the Closing, Company shall verify, certify, represent and warrant to the ADS Shareholders and ADS the fully-diluted, as converted capitalization as of the Closing Date, and further determine the issued and outstanding shares of the Company, on a fully diluted and converted basis, for the purpose of calculating the Company Shares pursuant to Section 1.1.

3.3   Certain Corporate Matters. The Company is duly licensed or qualified to do business and is in good standing as a foreign corporation in every jurisdiction in which the character of the Company's properties or nature of the Company's business requires it to be so licensed or qualified other than such jurisdictions in which the failure to be so licensed or qualified does not, or insofar as can reasonably be foreseen, in the future will not, have a material adverse effect on its financial condition, results of operations or business. The Company has full corporate power and authority and all authorizations, licenses and permits necessary to carry on the business in which it is engaged or in which it proposes presently to engage and to own and use the properties owned and used by it. The Company has delivered to ADS, or ADS otherwise has had access to, true, accurate and complete copies of its Certificate of Incorporation and Bylaws, which reflect all restatements of and amendments made thereto at any time prior to the date of this Agreement. The records of meetings of the stockholders and Board of Directors of the Company are complete and correct in all material respects. The stock records of the Company and the stockholder lists of the Company as maintained by its transfer agent are, to the best of Company belief, complete and correct in all material respects and accurately reflect the record ownership and the beneficial ownership of all the outstanding shares of Company's capital stock and any other outstanding securities issued by the Company. The Company is not in default under or in violation of any provision of its Certificate of Incorporation or Bylaws in any material respect. The Company is not in any material default or in violation of any restriction, lien, encumbrance, indenture, contract, lease, sublease, loan agreement, note or other obligation or liability by which it is bound or to which any of its assets is subject.

3.4   Authority Relative to this Agreement. The Company has the requisite corporate power and authority to enter into this Agreement and carry out its obligations hereunder. The execution, delivery and performance of this Agreement by the Company and the consummation of the transactions contemplated hereby have been duly authorized by the Board of Directors of the Company and no other actions on the part of the Company are necessary to authorize this Agreement or the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Company and constitutes a valid and binding obligation of the Company, enforceable in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency or other similar laws affecting the enforcement of creditors' rights generally or by general principles of equity.

3.5   Consents and Approvals; No Violations. No filing with, and no permit, authorization, consent or approval of, any third party, public body or authority is necessary for the consummation by the Company of the transactions contemplated by this Agreement. Neither the execution and delivery of this Agreement by the Company nor the consummation by the Company of the transactions contemplated hereby, nor compliance by the Company with any of the provisions hereof, will (a) conflict with or result in any breach of any provisions of the charter or Bylaws of Company, (b) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, contract, agreement or other instrument or obligation to which the Company is a party or by which it or any of its properties or assets may be bound or (c) violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Company, or any of its properties or assets, except in the case of clauses (b) and (c) for violations, breaches or defaults which are not in the aggregate material to the Company taken as a whole.

3.6   Reports Filed Pursuant to Section 12 of The Securities Exchange Act of 1934. All reports filed by or on behalf of the Company pursuant to Section 12 and/or Section 13 of The Securities Exchange Act of 1934 are true and correct.

3.7   Disclosure. The representations and warranties and statements of fact made by the Company in this Agreement are, as applicable, accurate, correct and complete and do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements and information contained herein not false or misleading. There is no material, non-public information regarding the Company that has not been disclosed to ADS.

ARTICLE 4
CONDUCT OF BUSINESS PENDING THE CLOSING

4.1   Conduct of Business by ADS Pending the Closing. ADS covenants and agrees that prior to the Closing Date:

(a)   ADS shall conduct its business and operations only in the usual and ordinary course of business;

(b)   Except as contemplated by this Agreement and the Austin Capital Agreement, ADS shall not directly or indirectly do any of the following: (i) sell, pledge, dispose of or encumber any of its assets; (ii) amend or propose to amend its Certificate of Incorporation or Bylaws; (iii) split, combine or reclassify any outstanding shares of its capital stock, or declare, set aside or pay any dividend or other distribution payable in cash, stock, property or otherwise with respect to shares of its capital stock; (iv) redeem, purchase or acquire or offer to acquire any shares of its capital stock or other securities; (v) create any subsidiaries; (vi) enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing;

(c)   Except as contemplated by this Agreement and the Austin Capital Agreement, ADS shall not (i) issue, sell, pledge or dispose of, or agree to issue, sell, pledge or dispose of, any additional shares of, or any options, warrants, conversion privileges or rights of any kind to acquire any shares of, its capital stock; (ii) acquire (by merger, consolidation, acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or division or the material assets thereof; (iii) incur any indebtedness for borrowed money, issue any debt securities or guarantee any indebtedness to others; or (iv) enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing;

(d)   ADS shall notify the Company promptly of any material adverse event or circumstance affecting ADS (including the filing of any material litigation against ADS or the existence of any dispute with any person or entity which involves a reasonable likelihood of such litigation being commenced); and

(e)   ADS shall comply in all material respects with all legal requirements and contractual obligations applicable to its operations and business and pay all applicable taxes.

4.2   Other Actions By ADS. Unless approved in writing by the Company, ADS shall not take any action or permit any action to occur that might reasonably be expected to result in any of the representations and warranties of ADS contained in this Agreement becoming untrue after the date hereof or any of the conditions to the Closing set forth in Article 6 of this Agreement not being satisfied.

4.3   Conduct of Business by the Company Pending the Closing. The Company covenants and agrees that prior to the Closing Date:

(a)   the Company shall conduct its business and operations only in the usual and ordinary course of business;

(b)   Except as contemplated by this Agreement, and as necessary to effect the proposals contained in the Company Proxy Statement to be filed (the "Company Proxy Statement"), the Company shall not directly or indirectly do any of the following: (i) sell, pledge, dispose of or encumber any of its assets; (ii) amend or propose to amend its Certificate of Incorporation or Bylaws; (iii) split, combine or reclassify any outstanding shares of its capital stock, or declare, set aside or pay any dividend or other distribution payable in cash, stock, property or otherwise with respect to shares of its capital stock; (iv) redeem, purchase or acquire or offer to acquire any shares of its capital stock or other securities; (v) create any subsidiaries; (vi) enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing;

(c)   Except as contemplated by this Agreement, and those items contained in the Company Proxy Statement to be filed, the Company shall not (i) issue, sell, pledge or dispose of, or agree to issue, sell, pledge or dispose of, any additional shares of, or any options, warrants, conversion privileges or rights of any kind to acquire any shares of, its capital stock; (ii) acquire (by merger, consolidation, acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or division or the material assets thereof; (iii) incur any indebtedness for borrowed money, issue any debt securities or guarantee any indebtedness to others; or (iv) enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing;

(d)	the Company shall notify ADS promptly of any material adverse event or circumstance affecting ADS (including the filing of any material litigation against the Company or the existence of any dispute with any person or entity which involves a reasonable likelihood of such litigation being commenced);

(e)	the Company shall comply in all material respects with all legal requirements and contractual obligations applicable to its operations and business and pay all applicable taxes; and

(f)	the Company's proxy statement or statements to be filed and shareholders' meeting or meetings to be held prior to the Closing Date will be limited to consideration of and voting upon the following matters: (i) amending the Company's Articles of Incorporation to effect a reverse stock split and change the number of authorized shares of capital stock, (ii) amending the Company's Articles of Incorporation to change the Company's name, (iii) election of directors, (iv) adoption of the Company's 2002 Stock Option Plan, and (v) appointment of the Company's accountants.

4.4	Other Actions. Unless approved in writing by ADS, the Company shall not take any action or permit any action to occur that might reasonably be expected to result in any of the representations and warranties of the Company contained in this Agreement becoming untrue after the date hereof or any of the conditions to the Closing set forth in Article 6 of this Agreement not being satisfied. Notwithstanding the provisions in this Article 4, the Company intends to undertake the corporate actions at or before Closing which are contemplated by Article 5 of this Agreement.

ARTICLE 5
ADDITIONAL AGREEMENTS

5.1	Access and Information. Except for information relating to any claims any party may have against the other, ADS and the Company shall each afford to the other and to the other's financial advisors, legal counsel, accountants, consultants and other representatives necessary access throughout the period prior to the Closing to all of its books, records, properties and personnel and, during such period in order to allow each party to complete its due diligence review, each shall furnish promptly to the other all information as such other party may reasonably request.

5.2	Certain Information. The Company, ADS and each of their respective representatives, shall cooperate to prepare and assemble certain information regarding the Exchange, the Company and ADS, necessary for the stockholders of ADS to make an informed investment decision regarding the Exchange. ADS shall deliver all of the due diligence materials requested by the Company and/or Austin Capital, and have executed those documents deemed necessary by Company and/or Austin Capital to satisfy their respective concerns that ADS has provided all information material to a thorough understanding of the corporate and business affairs of ADS.

5.3   Proposed Board of Directors of the Company. At the Closing, all necessary actions would be taken to establish and/or maintain a five member board of directors for the Company. The following will occur:

(a)   On or before October 1, 2002, the Company will nominate for election two persons designated by ADS to the Board of Directors of the Company, such nominees to be included in the Proxy Statement to be filed on behalf of the Company.

(b)   At Closing, provided all conditions precedent to Closing have occurred or have been waived, the three directors of the Company who were not designated by ADS will resign from the Board of Directors of the Company and as officers of the Company, and will further resign in any and all capacities as officers or directors of any Affiliate of the Company, thereby creating 3 vacancies on the five member Board of Directors of the Company.

(c)   At that time, the Company Board will be comprised of two directors (as nominated by ADS and elected by the shareholders of the Company by proxy), and pursuant to the Bylaws of the Company, the Board of Directors shall convene a Special Meeting of the Board to appoint directors to fill the vacancies created by the resignations of the former Company directors.

(d)   In the event Closing does not occur, the nominees of ADS, if elected by the shareholders of the Company, agree to resign from the Board of Directors of Company immediately upon request of the Chairman of the Board of the Company.

5.4   Liquidation of MedSmart and HealthVIP. Prior to the Closing, the Company shall use its best efforts to liquidate or dispose of the operations of MedSmart and Health VIP. The parties do not contemplate that either ADS or the ADS Shareholders, upon Closing, will receive any interest in MedSmart or HealthVIP as a result of the liquidation or disposition of those operations and entities.

5.6   Indemnity. Each of the parties hereto (each an "Indemnifying Party") respectively agree to indemnify, defend and hold the other party hereto and its officers, directors, agents, attorneys, and Affiliates (collectively, "Indemnified Parties") harmless of and from any and all losses, claims, obligations, demands, assessments, penalties, fines, forfeitures, liabilities, costs, damages and reasonable attorneys' fees and expenses assert against or incurred by reason of or relating in any manner to:

(a)   Any breach of an Indemnifying Party's representations, warranties, covenants or agreements, and

(b)   Any and all actions, causes of action, suits, claims, investigations, demands, audits, judgments, arbitration awards or other proceedings incident to any of the matters made the subject of Subsection (a) of this Paragraph 5.6.

5.7   Austin Capital Warrant. Pursuant to an engagement agreement by and between ADS and Austin Capital, LLC ("Austin Capital"), ADS agreed to issue Austin Capital a stock purchase warrant in connection with certain consulting services provided by Austin Capital, as more fully set forth in the referenced engagement agreement (the "Austin Capital Warrant"). In the event of the Closing, or the consolidation of ADS with another entity in which the shareholders of ADS receive cash or securities of another issuer, or any combination thereof, in exchange for their shares of ADS common stock, or the sale of all or substantially all of the assets of ADS, ADS and the Company agree the Austin Capital Warrant shall be assumed by or an equivalent warrant, option or right substituted and issued by the Company at Closing, having the same terms and conditions as the Austin Capital Warrant, as adjusted for price and shares purchasable thereunder as a result of the Exchange.

5.8   Demand Registration.

(a)   As used in this Section, the following terms shall have the following respective meanings:

"Commission" means the Securities and Exchange Commission or any other federal agency at the time administering the Securities Act.

"Exchange Act" means the Securities Exchange Act of 1934, as amended, or any similar federal rule or statute and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time.

"Initiating Holders" means any of DoorDrop, LP, Charles M. Preston, Clyde J. Berg, and ADS Equity Partners, LP.

"Registrable Securities" means (1) Company Shares issued pursuant to this Agreement and (2) any common stock of the Company issued or issuable in respect of the Company Shares upon any stock split, stock dividend, recapitalization or similar event; provided, however, that securities shall only be treated as Registrable Securities if and so long as they have not been sold to or through a broker or dealer or underwriter in a public distribution or a public securities transaction. Notwithstanding the foregoing, Registrable Securities shall not include any securities sold in a transaction in which the transferor's rights to registration are not assigned in accordance with the terms herein.

The terms *"register," "registered"* and *"registration"* refer to a registration effected by preparing and filing a registration statement in compliance with the Securities Act, and the declaration or ordering of the effectiveness of such registration statement.

"Registration Expenses" shall mean all expenses incurred by the Company in complying with subsections (b) and (c) hereof, including without limitation, all registration, qualification and filing fees, printing expenses, escrow fees, fees and disbursements of counsel for the Company, blue sky fees and expenses, the expense of any special audits incident to or required by any such registration (but

excluding the compensation of regular employees of the Company which shall be paid in any event by the Company). Registration Expenses shall also include the fees and disbursements for one special counsel to the selling stockholders for each registration pursuant to subsections (b) and (c) hereof.

"Rule 144" and *"Rule 145"* shall mean Rules 144 and 145, respectively, promulgated under the Securities Act, or any similar federal rules thereunder, all as the same shall be in effect at the time.

"Securities Act" shall mean the federal Securities Act of 1933, as amended, or any similar federal rule or statute and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time.

"Selling Expenses" shall mean all underwriting discounts and selling commissions applicable to the securities registered by the ADS Shareholders.

(b)   Requested Registration. In case the Company shall receive from Initiating Holders a written request that the Company effect any registration with respect to the resale by the ADS Shareholders of their shares of Registrable Securities, the Company will:

(1)   promptly give written notice of the proposed registration to all other ADS Shareholders; and

(2)   as soon as practicable, effect such registration (including, without limitation, appropriate qualification under applicable state securities laws and appropriate compliance with applicable regulations issued under the Securities Act and any other governmental requirements or regulations) as may be so requested and as would permit or facilitate the sale and distribution by the ADS Shareholders of all or such portion of such Registrable Securities as are specified in such request, together with all or such portion of the Registrable Securities of any ADS Shareholder or ADS Shareholders joining in such request by delivering a written notice to such effect to the Company within twenty days after the date of such written notice from the Company.

(3)   Notwithstanding the foregoing, the Company shall not be obligated to take any action to effect or complete any such registration pursuant to this Subsection (b):

(i)   Unless the requested registration would have an aggregate offering price to the public of all Registrable Securities sought to be registered by all ADS Shareholders exceeding $250,000;

(ii)   Following the filing of, and for 180 days immediately following the effective date of, any registration statement pertaining to equity securities of the Company (other than a registration of securities in a Rule 145 transaction or with respect to an employee benefit plan), provided that the Company is actively employing in good faith commercially reasonable efforts to cause such registration statement to become effective;

(iii)   If the Initiating Holders are able to request a registration on Form S-3 pursuant to subsection (c) hereof; or

(iv)   If the Company shall furnish to the Initiating Holders a certificate signed by the President of the Company (i) giving notice of its bona fide intention to effect the filing of a registration statement with the Commission, or (ii) stating that in the good faith judgment of the Board of Directors it would be seriously detrimental to the Company or its stockholders for a registration statement to be filed in the near future. In such case, the Company's obligation to register, qualify or comply under this subsection (b) may be deferred one or more times for a period not to exceed 90 days in the aggregate.

(v)   More than two years after the date of this Agreement.

Subject to the foregoing clauses i through vii, the Company shall file a registration statement covering the Registrable Securities so requested to be registered as soon as practicable after receipt of the request or requests of the Initiating Holders.

(c)   Registration on Form S-3.

(1)   In case the Company shall receive from Initiating Holders a written request that the Company file a registration statement on Form S-3 (or any successor form to Form S-3) for a public offering of Registrable Securities the aggregate price to the public of which would exceed $250,000, and the Company is a registrant entitled to use Form S-3 to register the Registrable Securities for such an offering, the Company shall use best efforts to cause such Registrable Securities to be registered for the offering on such form and to cause such Registrable Securities to be qualified in such jurisdictions as such ADS Shareholder or ADS Shareholders may reasonably request; provided, however, that the Company shall not be required to effect more than one registration pursuant to this Section in any six month period. If such offering is to be an underwritten offering, the underwriters shall be selected for such underwriting by a majority in interest of the Initiating Holders, but subject to the Company's reasonable approval. The Company shall inform the other ADS Shareholders of the proposed registration and offer them the opportunity to participate.

(2)   Notwithstanding the foregoing, the Company shall not be obligated to take any action pursuant to this Section 0:

(vi.)   Following the filing of, and for 180 days immediately following the effective date of, any registration statement pertaining to securities of the Company (other than a registration of securities in a Rule 145 transaction or with respect to an employee benefit plan), provided that the Company is actively employing in good faith commercially reasonable efforts to cause such registration statement to become effective;

(vii.)   Within six months after the Company has effected such a registration pursuant to subsection 0, and such registration has been declared or ordered effective; or

(viii)   If the Company shall furnish to the Initiating Holders a certificate signed by the President of the Company (A) giving notice of its bona fide intention to effect the filing of a registration statement with the Commission, or (B) stating that, in the good faith judgment of the Board of Directors, it would be seriously detrimental to the Company or its stockholders for a registration statement to be filed in the near future, then the Company's obligation to use its commercially reasonable efforts to file a registration statement may be deferred one or more times for a period not to exceed 90 days in the aggregate.

(ix.)   More than two years after the date of this Agreement.

(d)   Expenses of Registration. All expenses other than underwriting discounts and commissions incurred in connection with registrations, filings or qualifications pursuant to Section 5.8, including (without limitation) all registration, filing and qualification fees, printers' and accounting fees, fees and disbursements of counsel for the Company and the reasonable fees and disbursements, which shall not exceed $25,000, of one counsel for the selling Initiating Holders (selected by the selling Initiating Holders) shall be borne by the Company.

(e)   Limit on Number of Registrations. The Company shall not be obligated to file more than two registration statements pursuant to this Section.

(f)   Registration Procedures. In the case of each registration effected by the Company pursuant to this Agreement, the Company will keep each ADS Shareholder advised in writing as to the initiation of such registration and as to the completion thereof. The Company will:

(1)   Prepare and file with the Commission a registration statement and such amendments and supplements as may be necessary and cause such registration statement to become and remain effective until (i) in the case of registrations pursuant to subsection (b) -- the earlier of (A) 120 days following the date the registration statement is declared effective, or (B) the distribution described in the registration statement has been completed or, (ii) in the case of a registration pursuant to Section 0, until the distribution described in the registration statement is effected; and

(2)   Furnish to the ADS Shareholders participating in such registration and to the underwriters of the securities being registered such reasonable number of copies of the registration statement, preliminary prospectus, final prospectus and such other documents as such ADS Shareholders and underwriters may reasonably request in order to facilitate the public offering of such securities.

(3)   Notwithstanding the foregoing, the Company shall notify each ADS Shareholder whose securities are included in a registration of the happening of any event which makes

any statement made in the registration statement or related prospectus or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or which requires the making of any changes in the registration statement or prospectus so that, in the case of the registration statement, it will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, and that in the case of the prospectus, it will not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. In such event, the Company may suspend use of the prospectus on written notice to each participating ADS Shareholder, in which case each participating ADS Shareholder shall not dispose of Registrable Securities covered by the registration statement or prospectus until copies of a supplemented or amended prospectus are distributed to the participating ADS Shareholders or until the participating ADS Shareholders are advised in writing by the Company that the use of the applicable prospectus may be resumed (the period of such suspension shall be a "Blackout Period"). The Company shall ensure that the use of the prospectus may be resumed as soon as practicable. The Company shall, upon the occurrence of any event contemplated by this paragraph, prepare a supplement or post-effective amendment to the registration statement or a supplement to the related prospectus or any document incorporated therein by reference or file any other required document so that, as thereafter delivered to the purchasers of the Registrable Securities being sold thereunder, such prospectus will not contain an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. In the event that the Company declares one or more Blackout Periods, the 120-day period set forth in subsection (f)(1) shall be extended by the number of days that constitute any such Blackout Periods. The Company shall give each ADS Shareholder due diligence access, furnish reasonably requested comfort letters and opinions and cooperate as reasonably requested to facilitate the distribution.

(g)   Indemnification.

(1)   The Company will indemnify each ADS Shareholder, each of its officers and directors and partners, and each person controlling such ADS Shareholder within the meaning of Section 15 of the Securities Act, with respect to which registration has been effected pursuant to this Agreement, against all expenses, claims, losses, damages and liabilities (or actions in respect thereof), including any of the foregoing incurred in settlement of any litigation, commenced or threatened, arising out of or based on any untrue statement (or alleged untrue statement) of a material fact contained in any registration statement, prospectus, offering circular or other document, or any amendment or supplement thereto, incident to any such registration, or based on any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, or any violation by the Company of the Securities Act, the Exchange Act, state securities laws or any rule or regulation promulgated under such laws applicable to the Company in connection with any such registration, and the Company will reimburse each such ADS Shareholder, each of its officers and directors, and each person controlling such ADS Shareholder, for any legal and any other expenses reasonably incurred, as

such expenses are incurred, in connection with investigating, preparing or defending any such claim, loss, damage, liability or action, provided that the Company will not be liable in any such case to the extent that any such claim, loss, damage, liability or expense arises out of or is based on any untrue statement or omission or alleged untrue statement or omission, made in reliance upon and in conformity with written information furnished to the Company by or on behalf of such ADS Shareholder for use therein.

(2)   Each ADS Shareholder will, if Registrable Securities held by such ADS Shareholder are included in the securities as to which such registration is being effected, indemnify the Company, each of its officers and directors, each person who controls the Company within the meaning of Section 15 of the Securities Act, each other holder of the Company's securities covered by such registration statement, and each such holder's, officers and directors and each person controlling such holder within the meaning of Section 15 of the Securities Act, against all claims, losses, damages and liabilities (or actions in respect thereof) arising out of or based on any untrue statement (or alleged untrue statement) of a material fact contained in any such registration statement, prospectus, offering circular or other document, or any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, of any violation by the ADS Shareholder of the Securities Act, the Exchange Act, state securities laws or any rule or regulation promulgated under such laws applicable to the ADS Shareholder, and will reimburse the Company, such other holders, such officers, directors, or control persons for any legal or any other expenses reasonably incurred, as such expenses are incurred, in connection with investigating or defending any such claim, loss, damage, liability or action, but in the case of the Company or the other holders or their officers, directors, or control persons, only to the extent that such untrue statement (or alleged untrue statement) or omission (or alleged omission) is made in such registration statement, prospectus, offering circular or other document in reliance upon and in conformity with information furnished to the Company in writing by such ADS Shareholder for use therein. Notwithstanding the foregoing, the liability of each ADS Shareholder under this subsection (g)(2) shall be limited to an amount equal to the net proceeds from the offering received by such ADS Shareholder. A ADS Shareholder will not be required to enter into any agreement or undertaking in connection with any registration under this Section providing for any indemnification or contribution on the part of such ADS Shareholder greater than the ADS Shareholder's obligations under this subsection (g)(2).

(3)   Each party entitled to indemnification under this subsection (g) (the *"Indemnified Party")* shall give notice to the party required to provide indemnification (the *"Indemnifying Party")* promptly after such Indemnified Party has actual knowledge of any claim as to which indemnity may be sought, and shall permit the Indemnifying Party to assume the defense of any such claim or any litigation resulting therefrom, provided that counsel for the Indemnifying Party, who shall conduct the defense of such claim or litigation, shall be approved by the Indemnified Party (which approval shall not unreasonably be withheld), and the Indemnified Party may participate in such defense at such party's expense, and provided further that the failure of any Indemnified Party to give notice as provided herein shall not relieve the Indemnifying Party of its obligations under this Agreement unless the failure to give such notice is materially prejudicial to an Indemnifying Party's ability to defend such action and provided further, that the Indemnifying Party shall not assume the defense for matters as to which

there is a conflict of interest or there are separate and different defenses. No Indemnifying Party, in the defense of any such claim or litigation, shall, except with the consent of each Indemnified Party (whose consent shall not be unreasonably withheld), consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability in respect to such claim or litigation.

(4)   If the indemnity and reimbursement obligation provided in any paragraph of this subsection (g) is unavailable or insufficient to hold harmless an Indemnified Party in respect of any losses, damages and liabilities (or actions in respect thereof) referred to therein, then the Indemnifying Party shall contribute to the amount paid or payable by the Indemnified Party as a result of such losses, damages and liabilities (or actions in respect thereof) in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party on the one hand and the Indemnified Party on the other hand in connection with statements or omissions which resulted in such losses, damages and liabilities as well as any other relevant equitable considerations. The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission of or alleged omission to state a material fact relates to information supplied by the Indemnifying Party or the Indemnified Party and the parties relative intent, knowledge, access to information and opportunity to correct or prevent such untrue statement or omission. The parties hereto agree that it would not be just and equitable if contributions pursuant to this paragraph were to be determined by *pro rata* allocation or by any other method of allocation which does not take account of the equitable considerations referred to in the first sentence of this paragraph. The amount paid by an Indemnified Party as a result of the losses, damages, and liabilities referred to in the first sentence of this paragraph shall be deemed to include any legal and other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any losses, damages or liabilities which is the subject of this paragraph.

(5)   Notwithstanding the foregoing, to the extent that the provisions on indemnification and contribution contained in the underwriting agreement entered into in connection with the underwritten public offering are in conflict with the foregoing provisions, the provisions in the underwriting agreement shall control.

(h)   Information by ADS Shareholder. The ADS Shareholder or ADS Shareholders of Registrable Securities included in any registration shall furnish to the Company such information regarding such ADS Shareholder or ADS Shareholders, the Registrable Securities held by them and the distribution proposed by such ADS Shareholder or ADS Shareholders as the Company may reasonably request in writing and as shall be required in connection with any registration referred to in this Agreement.

5.9   Filing of SB-2 Registration Statement. Upon the successful completion of the Closing, and the timely provision of the audited financial statements of ADS, the Company covenants and agrees that it will use its best efforts to, within thirty (30) days of the filing with the SEC of ADS audited financial statements, file and seek effective registration of the certain designated securities of the

Company, as determined by the Company and including without limitation, the Company Shares and the shares underlying the Austin Capital Warrant.

ARTICLE 6
CONDITIONS TO CLOSING

6.1   Third Party Beneficiaries of Three Conditions of Closing the Exchange.

(a)   In consideration of Investors providing equity financing at or about the time of execution of this Agreement, the Company and ADS acknowledge that the Investors are third party beneficiaries of the transaction represented by this Agreement, only and without exception to the limited extent of the fulfillment of the following three conditions:

(1)   At or prior to the Closing, ADS will have received, before calculation of any fees or expenses, a total of Five Hundred Thousand and No/100 Dollars ($500,000.00) in equity capital, from whatever sources, on the same per share purchase price and the same or substantially similar terms as received by the Investors.

(2)   Pursuant to Paragraph 1.3, the Closing must take place on or before January 1, 2003.

(3)   The Company shall have paid and/or converted all current and long term liabilities listed on the balance sheet dated June 30, 2002 and shall not have incurred additional liabilities other than in the ordinary course of business in association with the actions contemplated in this Agreement.

(b)   At least five (5) days prior to the Closing, Company and ADS will provide Investors a certificate, signed by both parties, representing that the foregoing condition set forth in Paragraph 6.1(a) has been satisfied.

(c)   Further, Company and ADS acknowledge and agree that the Closing will not take place unless and until the foregoing conditions set forth in Paragraph 6.1 has been satisfied, or the Company and ADS have received written statements waiving the satisfaction of any condition that was not satisfied by the date of the Closing, such statement requiring the affirmative consent of three of the Investors.

(d)   In the event of a failure to satisfy the conditions set forth in 6.1(b) and 6.1(c) above, and in the event any three Investors shall waive satisfaction of any or all of said conditions, such waiver and consent to proceed with Closing shall serve as consent for all Investors.

(e)   Notwithstanding anything in this Agreement to the contrary, the Investors, individually or collectively, are not, and shall not be deemed to be Third Party Beneficiaries to any provision of this Agreement other than as set forth in Paragraph 6.1(b) and 6.1(c), nor shall they be Third Party Beneficiaries, individually or collectively, to the Agreement as a whole. Accordingly, provided the conditions to closing in Paragraph 6.1 are met, and verified in writing to the Investors pursuant to Paragraph 6.1(b), the Investors, individually and collectively, agree not to assert any claims as Third Party Beneficiaries or otherwise, which would seek to enjoin, delay or prohibit the Closing.

6.2   <u>Conditions to Obligations of Each Party to Effect the Closing</u>. The respective obligations of each party hereto to effect the Closing shall be subject to the fulfillment on or prior to the Closing Date of the following conditions. None of the conditions are waivable without written consent of Company and ADS:

(a)   The Exchange and the other proposals contained in ADS shareholder consents shall have been approved by the ADS Shareholders in accordance with applicable law; and

(b)   No order shall have been entered and remained in effect in any action or proceeding before any foreign, federal or state court or governmental agency or other foreign, federal or state regulatory or administrative agency or commission that would prevent or make illegal the consummation of the transactions contemplated hereby.

(c)   All current long term debt on the Company's balance sheet will have been paid or otherwise converted to into equity of the Company.

6.3   <u>Additional Conditions to ADS's Obligations</u>. The obligations of ADS to effect the Closing are subject to the satisfaction of the following additional conditions on or before the Closing Date:

(a)   The representations and warranties set forth in <u>Article 3</u> of this Agreement will be true and correct in all material respects as of the date hereof and at and as of the Closing Date as though then made;

(b)   The Company shall have performed, in all material respects, each obligation and agreement and complied with each covenant to be performed and complied with by them under <u>Articles 4 and 5</u> of this Agreement prior to the Closing Date;

(c)   At the Closing, the Company shall have delivered or caused to be delivered to ADS the following:

(1)   resolutions duly adopted by the Board of Directors of the Company that have authorized and approved the Exchange and the execution, delivery and performance of this Agreement; and

(2)   release and termination agreements providing for the termination of certain consulting agreements and release of claims against Company from the following parties:

  (A)   First Advisors, Inc.
  (B)   Stack/Forman, LLP
  (C)   Southwest Strategic Partners, LLC
  (D)   The Franklin Group, Inc.

(3)   Proposed Form 8-K addressing the Exchange.

(4)   Engagement Agreement with SEC qualified auditor.

(5)   A certificate representing that since the date of the execution of this Agreement, there has not been any material adverse change in the Company's business, and, to the knowledge of the Company, no event has occurred or circumstance exists that reasonably would be expected to result in such a material adverse change; and (b) since the date of the execution of this Agreement, and except to the extent contemplated by this Agreement, the Company has conducted the Company's business in the ordinary course of business. The certificate will contain a representation regarding the number of shares of stock of the Company then outstanding (fully diluted) as required by Section 1.1 of this Agreement.

(d)   At the Closing, the Company shall have delivered or caused to be delivered to the ADS Shareholders properly issued, fully paid and non assessable shares of the Company pursuant to Section 1.1.

6.4   Additional Conditions to the Obligations of the Company. The respective obligations of the Company to effect the Closing are subject to the satisfaction of the following conditions on or before the Closing Date:

(a)   The representations and warranties set forth in Article 2 of this Agreement will be true and correct in all material respects as of the date hereof and at and as of the Closing Date as though then made;

(b)   ADS shall have performed, in all material respects, each obligation and agreement and complied with each covenant required to be performed and complied with by it under Article 5 of this Agreement prior to the Closing Date;

(c)   No action or proceeding before any court or governmental body will be pending or threatened wherein a judgment, decree or order would prevent any of the transactions contemplated hereby or cause such transactions to be declared unlawful or rescinded; and

(d)   On the Closing Date, ADS shall have delivered to the Company the following:

(1)   a certificate executed on behalf of ADS stating that the conditions set forth in Sections 6.4(a) through (c) of this Agreement have been satisfied;

(2)   resolutions duly adopted by the Board of Directors of ADS authorizing and approving the Exchange and the execution, delivery and performance of this Agreement;

(3)   certificates representing all of the outstanding the ADS Shares to be tendered pursuant to this Agreement, properly endorsed for transfer;

(4)   Executed employment agreements for Dub Doyal and Jim Schell in the form attached;

(5)   such other documents as the Company may reasonably request in connection with the transactions contemplated hereby; and

(6)   a certificate representing that since the date of the execution of this Agreement, there has not been any material adverse change in ADS business, and, to the knowledge of ADS, no event has occurred or circumstance exists that reasonably would be expected to result in such a material adverse change; and (b) since the date of the execution of this Agreement, and except to the extent contemplated by this Agreement, ADS has conducted its business in the ordinary course of business.

ARTICLE 7
TERMINATION

7.1   Termination by Mutual Consent. This Agreement may be terminated at any time prior to the Closing by the mutual written consent of the parties hereto.

7.2   Termination Date. This Agreement shall terminate on January 1, 2003 (the "Termination Date") and the parties will have no further obligations to the other to effectuate a Closing, unless Company and ADS consent and agree to extend the Termination Date for a period not to exceed ninety (90) days, and obtain written consent from a majority of Investors as provided for in Article 1.3.

7.2   Termination by Any Party. This Agreement may be terminated by any party hereto if a United States federal or state court of competent jurisdiction or United States federal or state governmental, regulatory or administrative agency or commission shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and non-appealable; provided, however, that the party seeking to terminate this Agreement pursuant to this clause shall have used all reasonable efforts to remove such injunction, order or decree.

7.3   Material Breach. This Agreement may be terminated by any party if a material breach of this Agreement has been committed and such breach has not been waived or cured by the alleged breaching party within 30 days of receipt of written notice from a non-breaching party detailing such breach.

7.4   Effect of Termination. In the event of termination of this Agreement pursuant to this Article 7, the obligations of the parties hereto to consummate the Exchange shall terminate. Each party's right of termination under this Article 7 is in addition to any other rights it may have under this Agreement or otherwise, and the exercise of such right of termination will not be an election of remedies.

ARTICLE 8
GENERAL PROVISIONS

8.1   Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered personally, sent by overnight courier or mailed by registered or certified mail (postage prepaid and return receipt requested) to the party to whom the same is so delivered, sent or mailed.

8.2   Interpretation. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. References to Sections and Articles refer to sections and articles of this Agreement unless otherwise stated.

8.3   Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated and the parties shall negotiate in good faith to modify this Agreement to preserve each party's anticipated benefits under this Agreement.

8.4   Miscellaneous. This Agreement (together with all other documents and instruments referred to herein): (a) constitutes the entire agreement and supersedes all other prior agreements and undertakings, both written and oral, among the parties with respect to the subject matter hereof; (b) except as expressly set forth herein, is not intended to confer upon any other person any rights or remedies hereunder and (c) shall not be assigned by operation of law or otherwise, except as may be mutually agreed upon by the parties hereto.

8.5   Governing Law. This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Texas.

8.6   Counterparts. This Agreement may be executed in multiple counterparts, which together shall constitute a single agreement.

8.7   Amendment. This Agreement may be amended, modified or supplemented only by an instrument in writing executed by all parties hereto.

8.8   Parties In Interest: No Third Party Beneficiaries. Except as provided in Article 6, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective heirs, legal representatives, successors and assigns of the parties hereto. This Agreement shall not be deemed to confer upon any person not a party hereto any rights or remedies hereunder unless expressly provided for herein, and then only to the extent so provided.

8.9   Waiver. No waiver by any party of any default or breach by another party of any representation, warranty, covenant or condition contained in this Agreement shall be deemed to be a waiver of any subsequent default or breach by such party of the same or any other representation, warranty, covenant or condition. No act, delay, omission or course of dealing on the part of any party in exercising any right, power or remedy under this Agreement or at law or in equity shall operate as a waiver thereof or otherwise prejudice any of such party's rights, powers and remedies. All remedies, whether at law or in equity, shall be cumulative and the election of any one or more shall not constitute a waiver of the right to pursue other available remedies.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

NATIONAL HEALTH & SAFETY CORP.

By: *Gary J. Davis*
Name: Gary J. Davis
Title: Chairman, Chief Executive Officer and President

ALTERNATIVE DELIVERY SOLUTIONS, INC.

By: *Clark R. "Dub" Doyal*
Name: Clark R. "Dub" Doyal
Title: Chief Executive Officer

Shareholders of Alternative Delivery Solutions, Inc.:

Clark R. "Dub" Doyal
Clark R. "Dub" Doyal

James D. Schell
James D. Schell

Greg Danna
Greg Danna

Jim and Vickie Foster, JTWROS
Jim and Vickie Foster, JTWROS

Jim and Vickie Foster, JTWROS
Jim and Vickie Foster, JTWROS

George Pjura
George Pjura

ADS EQUITY PARTNERS, LP

Gary Davis, President

By: First Advisors, Inc.
        Gary Davis, President

Charles M. Preston
Charles M. Preston

DoorDrop, LP

By: *Gavin Gray, President*
               Gavin Gray Holdings, Inc.
               Gavin Gray, President

Clyde J. Berg
Clyde J. Berg

Austin Capital, LLC

By: *Bryan Forman, Manager*
               Bryan Forman, Manager

SCHEDULE 1
Alternative Delivery Systems, Inc.
Shareholders and Warrant Holders

Names of Shareholders	Number of Shares
1. Clark R. "Dub" Doyal	66,000
2. James D. Schell	22,000

3.	Greg Danna 7711 Callaghan Road San Antonio, Texas 78229	1,000
4.	Jim and Vickie Foster, JTWROS 12216 Fairview Lane San Antonio, Texas 78216	1,000
5.	George Pjura 3703 Stonebridge Cape Girardeau, Missouri 63701	10,000
6.	ADS Equity Partners, LP 3811 Bee Cave Road; Suite 210 Austin, Texas 78746 Attention Gary Davis	_____
7.	Charles M. Preston 600 Congress Austin, Texas 78701	1,786
8.	DoorDrop, LP 701 Brazos St., Suite 960 Austin TX, 78701 Attention: Gavin Gray Holdings, Inc.	10,714
9.	Clyde J. Berg Care of Charles Preston 600 Congress Austin, Texas 78701	8,929

Names of Warrant Holders:	**Number of Warrants**

1.   Austin Capital, LLC
      6836 Bee Cave Road; Suite 242
      Austin, Texas 78746
      Attention: Bryan Forman
	_____

* * * * *

AMENDMENT NO. 1 TO

STOCK EXCHANGE AGREEMENT

by and between

National Health & Safety Corp.

and

Alternative Delivery Solutions, Inc.

And

Clark R. Doyal
James D. Schell
Greg Danna
Jim and Vickie Foster, JTWROS
George Pjura
ADS Equity Partners, LP
Charles M. Preston
Clyde J. Berg
DoorDrop, LP
Austin Capital, LLC
("ADS Shareholders")

* * * * *

September ____, 2002

<u>AMENDMENT NO. 1 TO</u>
<u>STOCK EXCHANGE AGREEMENT</u>

This Amendment No. 1 (this "Amendment") is made as of October ____, 2002 with reference to that certain Stock Exchange Agreement dated as of September ____, 2002 (the "Agreement"), by and among National Health & Safety Corp., a Utah corporation, having its principal office at 3811 Bee Cave Road, Suite 210, Austin, Texas 78746 ("NHLT" or the "Company"), Alternative Delivery Solutions, Inc., a Texas corporation, having its principal offices at 10942 Wye Drive; Suite 203, San Antonio, Texas ("ADS"), Clark R. Doyal, James D. Schell, Greg Danna, Jim and Vickie Foster, JTWROS, George Pjura, ADS Equity Partners, LP, Charles M. Preston, Clyde J. Berg, Austin Capital, LLC and DoorDrop, LP (known collectively as "ADS Shareholders"). Unless otherwise indicated herein, capitalized terms used in this Amendment without definition shall have the respective meanings specified in the Agreement.

RECITAL:

WHEREAS the Company and the ADS Shareholders desire to amend the Agreement as provided below.

NOW, THEREFORE, the parties hereto, intending to be legally bound, agree as follows:

ARTICLE 1
AMENDMENTS TO THE AGREEMENT

1.1   Amendment to Article 5, Section 5.3 "Proposed Board of Directors of the Company." Section 5.3 of Article 5 of the Agreement is hereby amended to read in its entirety as follows:

5.3   Proposed Board of Directors of the Company. At or prior to the Closing, all necessary actions would be taken to establish and/or maintain a five member board of directors for the Company following Closing. The following will occur:

(a).   The Company will nominate Clark R. "Dub" Doyal, James D. (Jim) Schell, and Bryan Forman for election to the Board of Directors of the Company, such nominees to be included in the Proxy Statement to be filed on behalf of the Company.

(b).   Two of the current directors of the Company, Gary J. Davis and Jimmy Nix, II, have been nominated for reelection to the Board in the Proxy Statement to be filed on behalf of the Company. Three of the current directors of the Company will not stand for reelection.

(c).   As part of the Agreement, upon Closing, Jimmy Nix, II will submit his resignation as director, to permit the remaining directors to select his replacement pursuant to the Company's bylaws. The newly elected board of directors shall fill the vacancy created by Mr. Nix's resignation.

(d).   Upon Closing, Gary J. Davis and Jimmy Nix, II will each resign their respective positions as officers of the Company.

(e).   In the event Closing does not occur, Clark R Doyal, James D. Schell and Bryan Forman, if elected as directors by the Company's shareholders, each agree to resign from the Board of Directors immediately upon request of the Chairman of the Board of the Company.

ARTICLE 2
EFFECTS OF THIS AMENDMENT

2.1   <u>Reference to the Agreement</u>. As of and after the date hereof, each reference in the Agreement to "this Agreement", "hereunder", 'hereof", "herein", "hereby" or words of like import referring to the Agreement shall mean and be a reference to the Agreement as amended by this Amendment.

2.2   <u>No Other Effect</u>. Except as specifically amended by this Amendment, each term, provision and condition of the Agreement survives, remains and shall continue in full force and effect. Nothing in this Amendment shall be deemed to (a) constitute a waiver of compliance by any party to the Agreement with respect to any term, provision or condition of the Agreement, or (b) prejudice any right or remedy that any party to the Agreement may now have or may have in the future under or in connection with the Agreement.

2.3   <u>Governing Law</u>. This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Texas.

2.4   <u>Counterparts</u>. This Agreement may be executed in multiple counterparts, by manual or facsimile signature, which together shall constitute a single agreement.

IN WITNESS WHEREOF, the parties have executed this Amendment as of the date first written above.

NATIONAL HEALTH & SAFETY CORP.

By: *Gary J. Davis*
Name: Gary J. Davis
Title: Chairman, Chief Executive Officer and President

ALTERNATIVE DELIVERY SOLUTIONS, INC.

By: _Clark R. "Dub" Doyal_
Name: Clark R. "Dub" Doyal
Title: Chief Executive Officer

Shareholders of Alternative Delivery Solutions, Inc.:

Clark R. "Dub" Doyal
Clark R. "Dub" Doyal

James D. Schell
James D. Schell

Greg Danna
Greg Danna

Jim and Vickie Foster, JTWROS
Jim and Vickie Foster, JTWROS

Jim and Vickie Foster, JTWROS
Jim and Vickie Foster, JTWROS

George Pjura
George Pjura

ADS EQUITY PARTNERS, LP

Gary Davis, President

By: First Advisors, Inc.
          Gary Davis, President

Charles M. Preston

Charles M. Preston

DoorDrop, LP

By: *Gavin Gray, President*
          Gavin Gray Holdings, Inc.
          Gavin Gray, President

Clyde J. Berg

Clyde J. Berg

Austin Capital, LLC

By: *Bryan Forman, Manager*
          Bryan Forman, Manager